PRESS RELEASE

Combined General Shareholder Meeting of May 6, 2011

—	Approval of the financial statements for 2010
—	Dividend of 2.50 Euros per share payable as of June 16, 2011
—	Partial renewal of the Board of Directors
—	« sanofi-aventis » becomes « Sanofi »

Paris, France - May 6, 2011 – Sanofi (EURONEXT: SAN and NYSE: SNY) announced its Combined General Shareholder Meeting was held today at the Palais des Congrès in Paris. All resolutions were adopted.

During the meeting, shareholders approved, amongst other resolutions, the corporate and consolidated financial statements for the year 2010. The General Meeting decided the distribution of a dividend in the amount of 2.50 Euros per share which will be detached on Euronext Paris on May 16, 2011 with payment as of June 16, 2011. The dividend will be payable, at the option of the shareholder, either in cash or in shares. If the dividend is paid in shares, the new shares will be issued at a price of 49.60 Euros, as determined by the Board of Directors on May 6, 2011. Details concerning the payment of dividends in shares for electing holders are set out in the annex, below.

In addition, the meeting has ratified the co-optation of Mrs. Carole Piwnica as a Director, replacing Mr. Patrick de la Chevardière for the remainder of her predecessor’s term of office, i.e., until the General Meeting called to approve the financial statements for the year 2011. The General Meeting has also approved the appointment of Mrs. Suet-Fern Lee as a Director, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2014. Finally, Mr. Thierry Desmarest, Mr. Igor Landau, Mr. Gérard Van Kemmel and Mr. Serge Weinberg have been reappointed for a term of four years.

After the Shareholder Meeting, the Board of Directors is comprised as follows:

—	Serge Weinberg, Chairman of the Board
—	Christopher Viehbacher, Chief Executive Officer
—	Uwe Bicker
—	Robert Castaigne
—	Thierry Desmarest
—	Lord Douro
—	Jean-René Fourtou
—	Claudie Haigneré
—	Igor Landau
—	Suet-Fern Lee
—	Christian Mulliez
—	Lindsay Owen-Jones
—	Carole Piwnica
—	Klaus Pohle
—	Gérard Van Kemmel

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The shareholders also approved the change of name of the company to « Sanofi ».

During the meeting, the shareholders approved the reappointment of a statutory auditor and also the financial authorizations given to the Board of Directors.

The voting results will be available on the company’s website (www.sanofi.com) in the coming days.

The audiocast of the Combined General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

During the Board of Directors session following the meeting, Mr. Serge Weinberg was renewed as Chairman of the Board of Directors of Sanofi.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts: Media Relations Jean-Marc Podvin Tel.: + (33) 1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

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Annex: Payment of the 2010 Dividend in Shares

The General Shareholder Meeting of Sanofi approved the option for shareholders to receive their dividend in the form of either in cash or in new shares of the company. This option applies to the entire dividend to be received by the shareholder.

The price of the new shares to be issued pursuant to such election, equal to the average of the opening quoted market prices for the twenty trading sessions preceding the date of the General Shareholder Meeting after deducting the amount of the dividend of 2.50 Euros and rounding up to the nearest euro cent, has been set by the Board of Directors of May 6, 2011 at 49.60 Euros per share.

The shares will be traded ex-dividend as of May 16, 2011 and dividends will be payable as from June 16, 2011, either in cash or by delivery of the shares, pursuant to the election of the shareholder.

Shareholders may elect to receive their dividend in cash or in new shares from May 16, 2011 to June 3, 2011 included, by informing the financial intermediaries authorized to pay said dividend. If the option is not exercised during such period, the dividend shall be payable in cash only.

If the amount of dividend payable to a shareholder electing to receive payment in shares does not correspond to a whole number of shares, the shareholder will receive the whole number of shares immediately below, plus a balancing cash payment.

The maximum total number of new shares that may be issued for the payment of the dividend in shares is 65,772,533 shares, representing nearly 5.0% of the share capital of the company and 4.3% of the exercisable voting rights as of December 31, 2010.

The new shares shall rank for dividend from January 1, 2011 and will be fungible with existing shares. Their admission for trading on NYSE Euronext Paris will be requested as from June 16, 2011.

Caution:

The option to receive payment of the 2010 dividend in shares is not available to shareholders in Japan or in any country where such option would require registration or authorization by local market authorities. Orders from these countries will not be accepted. Shareholders residing outside France must inform themselves of any applicable restrictions or limitations and ensure that they are complied with. Shareholders are responsible for informing themselves of the conditions and consequences relating to such option and its exercise as they may apply under local law, and are advised to consult their tax advisors. When deciding whether or not to elect to receive payment of a dividend in shares, shareholders should consider the risks relating to an investment in shares of the Company. For additional information regarding the Company, its activity, its strategy, its financial results and risks related to its activity and an investment in its shares, please refer to Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2010 (available at www.sanofi.com), and in particular to the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

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